UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 001-13615
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Spectrum Brands 401(k) Retirement Savings Plan.
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Spectrum Brands, Inc.
6 Concourse Parkway
Suite 3300
Atlanta, GA 30328

Table of Contents

The following financial statements are furnished herewith:
Report of Kiesling Associates LLP.
Statements of Assets Available for Plan Benefits.
Statements of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.
The following exhibit is furnished herewith:
Exhibit 32.1 Consent of Kiesling Associates LLP.

SPECTRUM BRANDS 401(K) RETIREMENT
SAVINGS PLAN
Atlanta, Georgia

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
December 31, 2008 and 2007

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

8517 Excelsior Drive	Phone: 608.664.9110
Suite 301	Fax: 608.664.9112
Madison, Wl 53717	www.kiesling.com

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Spectrum Brands 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for plan benefits of the Spectrum Brands 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 2008, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Spectrum Brands 401(k) Retirement Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Madison, Wisconsin
June 24, 2009
Kiesling Associates LLP | Kiesling Consulting LLC | Kiesling Investment Management LLC

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2008 and 2007

	2008	2007

Investments	$94,377,895	$130,262,301

Receivables
Participant contributions	136,911	66,251
Employer contributions	434,816	429,569

Total Receivables	571,727	495,820

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$94,949,622	$130,758,121

See accompanying notes to financial statements.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31, 2008

2008
INCREASE IN ASSETS
Interest and dividends	$1,843,567
Participant contributions	9,323,972
Employer contributions	4,510,228
Rollover contributions	349,306
Other income	127,773

Total Increases	16,154,846

DEDUCTIONS FROM ASSETS
Net depreciation in fair value of investments	37,134,583
Distributions and benefits paid	14,741,120
Administrative expenses	87,642

Total Deductions	51,963,345

Total Net Decrease	(35,808,499)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of Year	130,758,121

END OF YEAR	$94,949,622

See accompanying notes to financial statements.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — Description of the Plan

The following description of the Spectrum Brands 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan, originally effective as of July 1,1983 was amended and restated in its entirety on May 1, 2006. The Plan, as amended and restated, is intended to qualify as a profit-sharing plan under Internal Revenue Code Section 401(a), and includes a cash or deferred arrangement that is intended to qualify under Code Section 401(k). The Plan is maintained for the exclusive benefit of eligible employees and their beneficiaries.
The Plan is a defined contribution plan covering the employees of various companies under Spectrum Brands, Inc. (“the Company” or “the Plan Sponsor”). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
     Eligibility
Each Company employee who was an eligible employee immediately prior to a merger date continued to be an eligible employee subsequent to the merger. Each Company employee, other than a United Industries Bargaining Unit Employee or a Rayovac union employee, shall become an eligible employee as of the next enrollment date following the date on which they become an employee.
Each United Industries Bargaining Unit Employee who was not an eligible employee immediately prior to the merger date shall become an eligible employee as of the next enrollment date following the date on which they completed one year of eligible service.
Each Rayovac union employee who was not an eligible employee immediately prior to the merger date shall become an eligible employee as of the enrollment date coinciding with or next following the date on which they completed 180 days of eligible service.
     Contributions
Active participants are permitted to make contributions to the Plan in whole percentages up to 50% of their pretax annual compensation, as defined in the Plan document, subject to applicable limits of the Internal Revenue Code.
The employer is required to match the first 3% of the eligible employee’s compensation that he or she contributes to the Plan and 50% of the next 2% of the eligible employee’s compensation that he or she contributes to the plan. Additional amounts may also be contributed at the option of the employer.
The employer is required to match 25% of each United Industries Bargaining Unit Employee’s tax deferred contributions up to 6% of their compensation. Additional amounts may also be contributed at the option of the employer.
Company contributions to participant accounts are limited to the applicable limits of the Internal Revenue Code.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — Description of the Plan (cont.)

     Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of Company contributions, Plan earnings, and administrative expenses are based on participant’s compensation or account balances, as defined in the Plan document.
     Vesting
A participant is fully vested in his or her account balance attributable to both the employee and employer contributions made prior to January 1, 2007.
A participant’s vested interest in employer contributions made on or after January 1, 2007 varies by division. Participants should refer to the Plan document for a more complete description of the Plan’s vesting provisions.
     Forfeited Accounts
As of December 31, 2008, forfeited nonvested accounts totaled $29,022. These accounts will be used to reduce future Company contributions.
     Investment Fund Options
Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan. Descriptions of the investment fund options at December 31, 2008 are as follows:
     Spectrum Brands, Inc.
Spectrum Brands, Inc. consists of Spectrum Brands, Inc. common stock issued by the plan sponsor. There were $133,357 of Plan assets in this investment at December 31, 2008.
     PIMCO Core Plus Bond Fund
U.S. Core Plus is a fund advised by PIMCO following their Full Authority Fixed Income Total Return Investment Strategy. It seeks to exceed the return of the Barclays Capital Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.
     Vanguard 500 Index Fund
Vanguard Index Trust 500 Portfolio, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor’s Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — Description of the Plan (cont.)

     Investment Fund Options (cont.)
     Loomis Sayles Value A Fund
Loomis Sayles Value Fund seeks long-term growth of capital and income by investing in mid- and large-cap companies that the fund managers believe are undervalued.
     First American Small Cap Select A Fund
First American Small Cap Select Fund seeks capital growth. The fund utilizes a unique collaborative research-driven approach to stock selection that fund management believes offers a good opportunity to achieve long-term risk-adjusted returns. Research efforts are focused on three key drivers of stock performance — business fundamentals, valuation, and catalysts. Throughout the investment process risk control measures are applied at the security, sector, and portfolio level to achieve the proper balance between risk and return.
     American Funds Growth Fund of America Fund
American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.
     First American Mid Cap Value Fund
First American Mip Cap Value Fund seeks capital appreciation. The fund utilizes a unique collaborative research-driven approach to stock selection believed to offer a good opportunity to achieve long-term risk-adjusted returns. It is a relatively aggressive, yet diversified, fund that strives for the stock market’s long-term growth potential.
     First American Mid Cap Value Fund A
First American Mip Cap Value Fund A seeks capital appreciation. The fund normally invests at least 80% of assets in common stocks of mid-capitalization companies, defined as companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell Midcap index. The fund may invest up to 25% of assets in foreign securities.
     Guaranteed Income Fund
The Guaranteed Income Fund is a stable value product specifically designed for defined contribution plans to provide money market-like liquidity and safety of principal with an attractive rate of return. The fund offers stability of crediting rates, guaranteed protection of principal and credited interest from market volatility, and improved earnings power versus short-term or money market investments. Principal and interest are fully guaranteed by Prudential Retirement Insurance and Annuity Company (PRIAC).

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — Description of the Plan (cont.)

     Investment Fund Options (cont.)
     MFS International New Discovery
MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities, and depositary receipts of foreign issues. The fund may also invest in foreign markets, emerging markets, and over-the-counter markets. It may engage in active and frequent trading.
     Oakmark Equity and Income Fund
Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment grade. The fund may also invest up to 25% of assets in foreign securities.
     Franklin Micro Cap Value Fund
Franklin Micro Cap Value Fund seeks total return. The fund normally invests at least 80% of assets in equity securities of companies with market capitalizations of less than $300 million at the time of purchase. It may invest the balance in equities of larger companies, as well as a portion of assets in debt. Management typically seeks undervalued securities that have low P/E ratios. The fund may also invest up to 10% of assets in foreign securities. It is nondiversified.
     SSGA S&P Mid Cap Fund
This fund seeks to gain exposure to growth-oriented, mid-size capitalization U.S. companies by replicating the returns and characteristics of the S&P MidCap 400®/BARRA Growth Index. Each stock of the S&P MidCap 400® Index is categorized as being either growth or value based on its price-to-book ratio. The S&P MidCap 400®/BARRA Growth Index contains those securities with higher price-to-book ratios.
     Oppenheimer Global Fund
The Oppenheimer Global Fund seeks capital appreciation. The fund invests primarily in U.S. and international stocks. Management identifies broad economic themes that will fuel global growth for years to come, such as growing affluence worldwide, new technologies, the aging of the population, and corporate restructuring. Companies benefiting from these long-term trends should provide above-average returns for investors.
     TimesSquare Mid Cap Growth Fund Class Premier (GR)
This investment seeks long-term capital appreciation. The fund invests at least 80% of assets in securities of mid-capitalization companies. It primarily invests in the common and preferred stocks of mid-capitalization U.S. companies. These companies generally have market capitalizations of between $50 million and $2 billion at the time of initial purchase. The fund focuses on growing companies involved in new product development and technological breakthroughs.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — Description of the Plan (cont.)

     Payment of Benefits
Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the plan agreement. The plan provides for normal retirement at age 65. The total vested portion of a participant’s account balance is distributed in the form of a lump-sum payment or an annuity. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator’s approval.
NOTE 2 — Summary of Significant Accounting Policies

     Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.
     Valuation of Investments and Income Recognition
The fair value of the Plan’s investments is based on the beginning of year value of the Plan’s interest in the assets (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.
Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Spectrum Brands common stock are stated at quoted market prices.
For the guaranteed investment contract described in Note 5, fair value and contract value are approximately the same.
Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined to be fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.
The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.
     Benefits Paid
Benefits paid to participants are recorded upon distribution.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — Summary of Significant Accounting Policies (cont.)

     Administrative Expenses
Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses and investment advisory fees paid by the Plan for 2008 were $87,642 less a $70,000 reimbursement from its third party administrator.
     Use of Estimates
The Plan Administrator has made a number of estimates and assumptions relating to the reporting of net assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
     Participant Loans
Eligible participants may receive loans from their accounts up to the lesser of 50% of the individual participant’s vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period will be determined at the time the loan is made. Loans are secured by the vested balance in the participant’s account and bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — Party-in-interest Transactions

The Plan is invested in common stock of Spectrum Brands, Inc., the plan sponsor.
The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.
Administrative expenses and investment advisory fees paid by the Plan for 2008 were $87,642 less a $70,000 reimbursement from its third party administrator.
Fees paid during the year for certain professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
NOTE 4 — Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 2000, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code and, therefore, the plan continues to qualify under Section 401 (k) and the related trust continues to be tax-exempt as of December 31, 2008. Therefore, no provision for income taxes is included in the Plan’s financial statements.
NOTE 5 — Investment Contract With Insurance Company

     Nature and Operation of Contract
In 2006, the Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential Insurance) as part of the Spectrum Brands Stable Value Fund (known as the Guaranteed Income Fund as of December 31,2008). Prudential Insurance maintains the contributions in a general account. Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the plan sponsor (or their trustee) and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the trustee considers this contract to be benefit responsive.
     Interest Crediting Rates
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

SPECTRUM BRANDS 401 (K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 — Investment Contract With Insurance Company (cont.)

     Average Yield
The Average Earnings Yield shown is calculated by dividing the earnings credited to the Plan on the last day of the plan year by the end of plan year Fair Value and then annualizing the result. The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result. As a result of current Stable Value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. Note that for products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the Plan as well as the actual crediting rates paid to participants during the full plan year. Average Yields for the Plan are as follows as of December 31:

	2008	2007

Average Yield Earned by the Plan	3.55%	3.65%
Average Yield Credited to Participants	3.55%	3.65%

Earned Yield less Credited Yield	0.00%	0.00%

     Events
Generally, there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.
There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.
NOTE 6 — Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant’s interest in their account shall be nonforfeitable on the date of such termination or discontinuance.
NOTE 7 — Fair Value of Financial Instruments

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which provides a framework for measuring, reporting and disclosing fair value under generally accepted accounting principles. SFAS No. 157 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. There was no effect on net assets available for benefits on January 1, 2008 upon adopting SFAS No. 157.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 7 — Fair Value of Financial Instruments (cont.)

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Plan attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities

•	Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data

•	Level 3 — Unobservable inputs that are not corroborated by market data
The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2008
	Total	Level 1	Level 2	Level 3

Investments	$94,377,895	$70,918,935	$—	$23,458,960
The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized below. These assets and liabilities consist of participant loans which are valued at amortized cost and fully benefit responsive guaranteed investment contracts which are valued at contract value.

Fair Value

Balances, January 1, 2008	$20,631,219
Net gains (losses) (realized and unrealized) included in change in net assets available for benefits	722,814
Purchases and sales, net	5,706,436
Transfers into/out of Level 3	(3,601,509)

Balances, December 31, 2008	$23,458,960

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 8 — Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

2008

PIMCO Core Plus Bond Fund: 699,596 Shares	$10,127,729
Vanguard 500 Index: 140,866 Shares	9,669,052
Loomis Sayles Value A Fund: 507,293 Shares	7,193,416
American Funds Growth Fund of America Fund: 585,338 Shares	11,894,065
Guaranteed Income Fund: 774,782 Shares **	21,303,800
MFS International New Discovery: 517,354 Shares	6,430,706
Oakmark Equity and Income Fund: 516,816 Shares	11,142,562

2007

PIMCO Core Plus Bond Fund: 710,616 Shares	$9,747,222
Vanguard 500 Index: 152,120 Shares	16,982,676
Hotchkis & Wiley Large Cap Value Fund: 554,976 Shares	11,266,022
American Funds Growth Fund of America Fund: 580,096 Shares	19,584,025
Guaranteed Income Fund: 700,902 Shares **	18,602,704
MFS International New Discovery: 513,665 Shares	12,497,464
Oakmark Equity and Income Fund: 522,272 Shares	14,038,675

**	No adjustment necessary due to contract value and fair value being approximately the same
NOTE 9 — Subsequent Event

Effective January 1, 2009, the Plan Sponsor could elect to offer, discontinue future contributions to, or eliminate the Plan Sponsor Stock as an investment option. The Plan Sponsor has elected to discontinue future contributions in the Plan Sponsor Stock.
The Plan Sponsor filed voluntary petitions for reorganization under Chapter 11 bankruptcy protection on February 3, 2009. Management of the Plan Sponsor expects there to be no impact on the Plan as a result of this reorganization.

SUPPLEMENTAL INFORMATION

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan # 054
EIN 22-2423556
December 31, 2008

	Identity of
	Issue, Lessor, or
	Similar Party	Description of Investment	Cost	Current Value
*	Spectrum Brands	Spectrum Brands, Inc. Stock	**	$133,357
	PIMCO	Core Plus Bond Fund	**	10,127,729
	Vanguard	500 Index Fund	**	9,669,052
	Loomis Sayles	Value A Fund	**	7,193,416
	First American	Small Cap Select A Fund	**	3,665,538
	American Funds	Growth Fund of America	**	11,894,065
	First American	Mid Cap Value Fund	**	24,346
	First American	Mid Cap Value Fund A	**	2,963,244
*	Prudential	Guaranteed Income Fund	**	21,303,800
	MFS	International New Discovery Fund	**	6,430,706
	Oakmark	Equity and Income Fund	**	11,142,562
	Franklin	Micro Cap Value Fund	**	2,521,725
	SSGA	S&P Mid Cap Fund	**	1,791,786
	Oppenheimer	Global Fund	**	1,395,943
	TimesSquare	Mid Cap Growth Fund Class Premier (GR)	**	1,965,466
*	Participant Loans	Maturities ranging from 2009 to 2025;
		interest rates ranging from 5.0% to 10.0%	$0	2,155,160

				$94,377,895

*	Represents a party in interest

**	Cost omitted for participant directed investments
See Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SPECTRUM BRANDS 401(k) RETIREMENT SAVINGS PLAN

June 29, 2009	BY:	/s/ Joseph B. Wickham
		Name :	Joseph B. Wickham
		Title :	Member of Retirement Plan Committee